

05007270



Pernod Ricard

Statement with Respect to Possible Offer for Allied Domecq plc (“Allied Domecq” or the “Company”)

6 April 2005 - Rule 2.10 Announcement

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the “Code”), Pernod Ricard S.A. (“Pernod Ricard”) announces that, as at the close of business on 5 April 2005, it had in issue the following relevant securities:

(a) 67,102,307 ordinary shares (excluding treasury shares) with a par value of €3.1 each (“Ordinary Shares”); and

(b) 4,567,757 OCEANE bonds in issue with a nominal value of €107 each, with each bond giving the holder thereof the right to convert in certain circumstances into 1.25 Ordinary Shares.

The International Securities Identification Number (“ISIN”) reference for the Ordinary Shares is FR0000120693. The ISIN reference for the OCEANE bonds is FR0000188286.

Rule 8 Notice

Under the provisions of Rule 8.3 of the Code, any person who, alone or acting together with any other person(s) pursuant to any agreement or any understanding (whether formal or informal) to acquire or control securities of Pernod Ricard or Allied Domecq, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of Pernod Ricard or Allied Domecq is required to notify a Regulatory Information Service (as specified in the Listing Rules of the UK Listing Authority) and the Panel on Takeovers and Mergers (the “Panel”), by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction, of every dealing in such securities of that company (or in any option in respect of, or derivative referenced to, any such securities) from and including today’s date until any offer becomes or is declared unconditional as to acceptances or lapses or is otherwise withdrawn. Under the provisions of Rule 8.1 of the Code, all dealings in relevant securities of Pernod Ricard or Allied Domecq by Pernod Ricard or Allied Domecq, or by any of their “associates” (within the meaning of the Code) must also be disclosed.

If you are in any doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel’s website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 20 7638 0129; fax +44 20 7236 7013.

For more information, please contact:

Francisco de la Vega (Communications VP) Tel: +33 (0)1 41 00 40 96
Patrick de Borredon (Investor Relations VP) Tel: +33 (0)1 41 00 41 71
Florence Taron (Press Relations Manager) Tel: +33 (0)1 41 00 40 88
Web Site: www.pernod-ricard.com